Exhibit 11.1

WESTERN GAS RESOURCES, INC.

COMPUTATION OF PER SHARE EARNINGS

DECEMBER 31, 2004

	Weighted
	Average
	Shares Of		Earnings
	Common		Per Share
	Stock	Net	Of Common
	Outstanding	Income	Stock

Net income (Restated)		$127,759,000

Weighted average shares of common stock outstanding	72,419,980

Less preferred stock dividends:
Special dividend on redemption of $2.625 cumulative convertible preferred stock		(46,423)
$ 2.625 cumulative convertible preferred stock		(788,902)

	72,419,980	$126,923,675

Basic earnings per share of common stock (Restated)			$1.75

Assume exercise of common stock equivalents	1,074,767	—
(Anti-dilutive common stock equivalents are not used in this calculation)

	73,494,747	$126,923,675

Fully diluted earnings per share of common stock (Restated)			$1.73